82-35478

BITAL

GRUPO FINANCIERO BITAL

2002 FIRST QUARTER RESULTS SUMMARY [1]

Mexico D.F., April 29, 2002

- The first tranche of the Bank's capitalization program was completed in March, following the conditions established in the agreement with IPAB for the acquisition of Banco del Atlántico and BITAL's capital strengthening.
  - The Group's shareholders subscribed new stock for an amount of US$107 Million Dollars (MXP 974 Million). The total capital increase that is expected during this year would be US$400 Million.
  - ING confirmed, via a letter of intent, its interest in participating in the capitalization process with US$200 Million.
  - The proceeds from the recent subscription were used to improve BITAL's balance sheet by partially funding the creation of provisions for MXP 3,529 Million. Out of this amount, MXP 3,260 Million were charged to Equity Reserves (with the consent of the CNBV) and MXP 269 Million were charged to current income. These provisions cover those needed to absorb Banco del Atlántico, to amortize deferred mortgage loan provisions, to write-off sundry assets and to partially provision for the loss-sharing contingency with Fobaproa.
- Grupo Financiero Bital reported a net income of MXP 101.3 Million for the first quarter of 2002, this is 27.9% higher than that reported in the previous quarter and 30.9% lower than that registered in the first quarter of the previous year.
- BITAL / Banco Internacional registered a net income for the quarter of MXP 77.2 Million, 28.5% higher than that of the previous quarter.
  - Total allowances for non-performing loans at the end of the quarter amounted to 156%. The amount of total allowances include MXP 1,500 Million of provisions for Banco del Atlántico. Excluding this amount, the coverage of allowances would have been 123.7% over non-performing loans that pertain to BITAL's portfolio.
  - As of 3/30/02, capital adequacy ratio with respect to credit and market risk-weighted assets was 9.28%. This indicator is lower than the 13.13% reported at year-end 2001, due to the charges made to equity to fund the creation of loan loss provisions mentioned earlier.

[1] *The information contained in this report is presented on a consolidated basis in accordance with the National Banking and Securities Commission (CNBV), governing financial institutions and other regulated companies. Figures in this report appear in Constant Pesos as of March 31, 2002. Growth as reported is in real terms.*

Group Holding Company [2]

Consolidated assets of Grupo Financiero Bital as of March 31, 2002 amounted to MXP 129,657.1 Million (excluding Seguros Bital and Fianzas México Bital), 11.5% higher than the same date in the previous year. During the quarter, assets decreased by 5.8% due to the loan loss provisions created from the capitalization process.

On March 14, Grupo Financiero Bital issued additional capital stock for an amount of US$107 Million (MXP 974 Million) representing the first tranche of the capitalization program. As a result of this capital increase , 129,901,171 new shares were subscribed by shareholders of the Group at a price of MXP 7.50 per share. The total proceeds were used to strengthen Banco Internacional's capital base.

In addition to the capital increase, 133,332 units of GFBITAL 95B-D mandatorily convertible debentures belonging to Banco Santander Central Hispano and Banco Comercial Portugués were converted into GFBTIAL O shares

NET INCOME [3]

Constant Pesos	*For the Quarter*			*Growth*		*Last Twelve Months*		
	2001 Mar. 31	*2001 Dec. 31*	***2002 Mar. 31***	*vs. Prev Quarter*	*vs. Prev Year*	*2001 Mar. 31*	***2002 Mar. 31***	*vs. Prev Year*
Stockholders' equity (Millions of MXP)	8,147.0	8,432.4	**7,751.7**	-8.1%	-4.9%			
Minus: Convertible subordinated debt	2,510.5	2,484.6	**1,454.8**	-41.4%	-42.1%			
Minus: Minority interest	90.3	90.7	**67.1**	-26.0%	-25.6%			
	5,546.2	5,857.1	**6,229.8**	6.4%	12.3%			
Book value (MXP)	10.763	11.281	**8.470**	-24.9%	-21.3%			
Net income (Millions of MXP)	146.4	79.2	**101.3**	27.9%	-30.9%	433.7	**429.3**	
Earnings per share (MXP)	0.284	0.153	**0.189**	23.5%	-33.6%	0.842	**0.815**	-3.2%
Fully diluted earning per share *(MXP)	0.284	0.153	**0.177**	15.6%	-37.9%	0.842	**0.794**	-5.6%
Outstanding shares (Millions)								
Average	515,323,189	518,045,393	536,433,750			515,323,189	526,799,433	
Period end	515,323,189	519,216,438	735,536,659			515,323,189	735,536,659	

Also during the quarter an additional 233,900 units of GFBITAL 96L mandatorily convertible debentures with face value of MXP 23.4 Million were converted into GFBITAL L shares.

As a result from the aforementioned conversions, 82,861,660 GFBITAL O shares and 3,557,390 GFBITAL L shares were subscribed. As of March 31, 2002, the total number of shares amounted to 639,360,428 and 96,176,231 GFBITAL O and L shares, respectively.

The Group's total shareholder's equity amounted to MXP 7,751.7 Million, showing a decrease of 8.1% with respect to year-end 2001 due to the creation of provisions in the Bank. Of this amount, MXP 1,454.8 Million corresponds to mandatorily convertible subordinated debentures. The Group's book value decreased to MXP 8.47 per share, compared to MXP 11.28 as of the

\2 *In accordance with CNBV guidelines, Grupo Financiero Bital consolidates the results of Banco Internacional (BITAL), Casa de Bolsa, Almacenadora Bital and Servicios Corporativos Prime.*
Fianzas México Bital and Seguros Bital continue to appear in the Group's financial statements under the equity participation accounting method, since the accounting methodology of these subsidiaries differ from those used by the other companies, primarily with regards to deferred taxes and inflationary accounting for the monetary position and results.
The general accounting principles as specified by the CNBV have been utilized within this report and are consistent with those utilized in the previous quarter financial reports.

\3 *Considers the conversion of subordinated debt (GFBITAL95A-D, GFBITAL95B-D, GFBITAL95L and GFBITAL96L) at the beginning of the respective period. For some periods, the conversion does not generate a dilution effect on the Group's earning per share. Had subordinated debentures been converted on March 31, 2002, total number of fully diluted shares would have been 900 Million.*

previous quarter, since the proceeds from the capitalization were used for provisioning of the Bank's assets, as explained later in this document.

The Group reported as of quarter-end a net income of MXP 101.3 Million, which is 27.9% greater than the previous quarter, and 30.9% lower than that of the first quarter of the previous year.

ING confirmed, via a letter of intent, its interest in participating in the capitalization process with US$200 Million, which will represent approximately 17.5% of the Group's total equity.

SUBSIDIARIES

Millions of Constant Pesos	*Total Assets*			*Total Equity*			*Net Income*		
	2001 Mar. 31	*2001 Dec. 31*	***2002** Mar. 31*	*2001 Mar. 31*	*2001 Dec. 31*	***2002** Mar. 31*	*2001 Mar. 31*	*2001 Dec. 31*	***2002** Mar. 31*
Banco Internacional	111,874.1	136,361.2	**127,314.2**	7,772.2	7,720.3	**6,939.6**	123.2	383.9	**77.2**
Almacenadora Bital	137.9	139.1	**137.9**	109.0	109.6	**110.8**	0.9	1.6	**1.5**
Casa de Bolsa Bital	1,014.9	610.5	**1,367.3**	149.2	145.4	**118.4**	2.2	1.4	**(2.8)**
Fianzas México Bital	623.2	670.1	**671.4**	239.5	255.6	**237.8**	12.1	28.6	**7.5**
Seguros Bital	986.3	1,074.5	**1,296.8**	409.0	502.8	**539.0**	11.0	45.6	**33.8**
Operadora de Fondos Bital	-	-	**1.3**	-	-	**1.2**	-	-	**0.2**

BITAL [4] BANCO INTERNACIONAL

Capitalization and Provisioning. In accordance with the capitalization program related to the merger of Banco del Atlántico's, the first tranche of the process was completed during the month of March in line with the agreement signed with IPAB.

The actions involved in this first stage are as follows:

- Participation by the current shareholders of US$107 Million (MXP 974 Million) out of a total US$400 Million planned.
- Anticipated conversion of mandatorily subordinated debentures for an amount of US$109 Million (MXP 993 Million)
- Creation of provisions charged to equity reserves (approved by the CNBV) as follows:

Millions of MXP	Charged to Equity	Charged to Income	Total Provisions
Sundry Assets	493	69	562
Loan loss provisions [5]	1,763	200	1,963
Amortization of deferred housing-loans provisions	549	-	549
Fobaproa loss-sharing contingency	455	-	455
	3,260	269	3,529

If these extraordinary provisions had not been charged to equity, as approved by the Banking Authorities, the provisions created during the quarter would have been charged to income, following the standard Mexican GAAP, which would have resulted as follows::

- Equity reserves: Net balance would have been MXP 3,810.9 MM instead of MXP 2,095.9 MM.

[4] *In accordance with the CNBV guidelines stated in Circular 1448, BITAL consolidates the financial information of its subsidiaries: B.I. Financial Holding, Ltd. (which in turn consolidates B.I. Bank & Trust, Ltd. both Grand Cayman entities), Inmobiliaria Bisa, Inmobiliaria Grufin, Inmobiliaria Guatusi, Inmobiliaria Nuevo París and Edificaciones Prime. Several items that constitute the financial statements have been regrouped in accordance to rules issued by the CNBV. These changes were applied consistently over all of the periods presented in this report.*

[5] *Out of the total, MXP 1,500 Million are for the merger of Banco del Atlántico's loan portfolio.*

- Net income: Net loss of (MXP1,638.6 MM) instead of net income of MXP 77.2 MM.

The aforementioned provisioning, along with other cumulative income related items, generated a net increase in deferred taxes of MXP 1,812 Million, bringing a net balance of MXP 4,120 Million.

The effect of this first stage of the capitalization and provisioning process on BITAL's balance sheet is shown in the following tables.

CHANGES IN EQUITY

Millions of Constant Pesos	
Total Equity December 31, 2001	**7,720**
Capital increase	974
FX effect on subordinated debentures	(94)
Provisions charged to equity reserves	(3,260)
Deferred taxes	1,544
Cumulative effect due to restatement	(10)
Revaluation of securities	(12)
Net income for the quarter	77
	-
Total Equity March 31, 2002	**6,940**

CHANGES IN THE BALANCE SHEET

Millions of Constant Pesos	***2001 Dec. 31***	*Additional capital and conversion*	*Provisioning*	*Deferred Taxes*	*Other changes*	***2002 Mar. 31***
Assets	**136,361**	**(55)**	**(3,260)**	**1,544**	**(1,770)**	**127,314**
Funds available	**66,260**	-	-	-	(7,018)	**59,242**
Loan portfolio	**65,086**	-	-	-	9	**65,095**
Allowance for loan losses	**(5,430)**	-	(1,694)	-	(33)	**(7,157)**
Loss sharing	**-**	-	(455)	-	-	**(455)**
Other accounts payable	**2,909**	(55)	(562)	-	(162)	**2,130**
Net deferred taxes	**2,465**	-	-	1,544	77	**4,086**
Deferred provisions	**599**	-	(549)	-	(50)	**-**
Other assets	**4,472**	-	-	-	(99)	**4,373**
Liabilities	**128,641**	**(974)**	**-**	**-**	**(974)**	**120,374**
Total Equity	**7,720**	**919**	**(3,260)**	**1,544**	**(796)**	**6,940**

The next stage in the capitalization process involves raising additional capital for US$300 Million and the creation of the remaining Fobaproa loss-sharing contingency for an amount of approximately MXP 2,500 Million.

Results. BITAL registered as of quarter-end a net income of MXP 77.2 Million, 28.5% higher than the previous quarter. Net operating income remained at a similar level, showing a reduction of 1.1% due mainly to an increase of 32.7% in brokerage activities income which compensated for a 4.8% growth in operating expenses and the negative effect the market reduction in interest rates had on the financial margin.

NET INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*	
	1Q01	*4Q01*	***1Q02***	*1Q02 vs.* 4Q01	*1Q02 vs.* 1Q01
Net interest income	2,586.7	1,875.0	**1,882.7**	0.4%	-27.2%
Minus: Loan-loss provisions	941.7	610.1	**627.7**	2.9%	-33.3%
Risk-adjusted net interest income	1,645.0	1,264.9	**1,254.9**	-0.8%	-23.7%
Fee income	861.1	980.8	**980.4**	-0.0%	13.9%
Fees paid	123.5	136.7	**118.7**	-13.2%	-3.9%
Trading income	403.9	309.7	**411.0**	32.7%	1.8%
Total operating income	2,786.5	2,418.7	**2,527.7**	4.5%	-9.3%
Operating & promotional expenses	2,354.2	2,292.1	**2,402.3**	4.8%	2.0%
Net operating income	432.3	126.7	**125.3**	-1.1%	-71.0%
Other products and benefits	14.4	161.0	**14.4**	-91.0%	0.5%
Other expenses	197.3	59.5	**120.7**	103.0%	-38.8%
Net income before taxes	249.4	228.2	**19.0**	-91.7%	-92.4%
Income tax and profit sharing	31.5	108.5	**32.4**	-70.2%	3%
Deferred income tax	(95.8)	(58.2)	**90.0**	n.a.	n.a.
Net income before subsidiaries	122.1	61.5	**76.7**	24.7%	-37.2%
Undistributed income from subsidiaries	1.1	(1.4)	**0.5**	n.a.	-51.6%
Net income before extraordinary items	123.2	60.1	**77.2**	28.5%	-37.3%
Extraordinary items	-	-	**-**	-	-
Minority interest	0.0	0.0	**0.0**	-	-
Net income	**123.2**	**60.1**	**77.2**	28.5%	-37.3%

The financial margin shows a 0.4% increase with respect to the previous quarter and a 27.2% decrease with respect to 1Q01. The reduction in the financial margin is due to the drop in interest rates, which in turn reduced spreads. Average TIIE for the first quarter decreased from 18% in 2001 to 8.5% in 2002. The effect has been partially compensated by the increase in traditional deposits and consumer loans. Beginning in April, the proceeds from the capitalization and conversion of subordinated debentures will benefit the Bank's financial margin by lowering the cost of funding.

NET INTEREST INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*	
	1Q01	*4Q01*	*1Q02*	*1Q02 vs.* 4Q01	*1Q02 vs.* 1Q01
Interest income					
From loans and securities	7,313.6	4,165.2	**3,866.4**	-7.2%	-47.1%
Loan fees	169.5	227.1	**207.2**	-8.8%	22.2%
FX gains	11.8	(4.4)	**-**	n.a.	-100.0%
UDI conversion gains	-	-	**0.5**	n.a.	n.a.
	7,494.9	4,388.0	**4,074.0**	-7.2%	-45.6%
Interest expenses					
Interest paid	4,921.0	2,521.5	**2,192.6**	-13.0%	-55.4%
FX losses	-	-	**1.0**	n.a.	n.a.
UDI conversion losses	15.4	15.4	**11.3**	-26.5%	-26.5%
	4,936.4	2,536.9	**2,204.9**	-13.1%	-55.3%
Monetary position (margin)	28.2	24.0	**13.5**	-43.8%	-52.2%
Net interest income	**2,586.7**	**1,875.0**	**1,882.7**	**0.4%**	**-27.2%**

Total provisions charged to income amounted to $627.7 Million, 2.9% more than in the previous quarter.

LOAN LOSS PROVISIONS

Millions of Constant Pesos	For the Quarter			Growth	
	1Q01	4Q01	1Q02	1Q02 vs. 4Q01	1Q02 vs. 1Q01
Loan-loss provisions					
Global loan loss provisions	683.5	335.6	**404.0**	20.4%	-40.9%
Additional provisions for Banxico-UDI Trusts	-	-	-	-	-
Provisions for Fobaproa/IPAB loss-sharing scheme and incentives program	258.3	274.5	**223.7**	-18.5%	-13.4%
	941.7	**610.1**	**627.7**	**2.9%**	**-33.3%**

During the quarter, net fee income increased by 2.1% in relation to the last quarter of the previous year. With respect to the same quarter of 2001, net income from fees have grown by 16.8%, showing a considerable and sustained growth for the fourth consecutive year. The main factors attributed to this increase are the growth in consumer lending activity and the increased volume of services; higher fees; the growth in our customer base on Internet based products; and income generated from the distribution of insurance policies (mainly auto insurance).

OTHER OPERATING INCOME

Millions of Constant Pesos	For the Quarter			Growth	
	1Q01	4Q01	1Q02	1Q02 vs. 4Q01	1Q02 vs. 1Q01
Fee income					
Account management	250.2	271.8	**306.4**	12.8%	22.5%
Service fees	610.9	709.1	**674.0**	-4.9%	10.3%
	861.1	**980.8**	**980.4**	**-0.0%**	**13.9%**
	123.5	136.7	118.7	-13.2%	-3.9%
Minus: Fees paid	**737.6**	**844.1**	**861.7**	**2.1%**	**16.8%**
Brokerage activities income					
FX operations	143.3	115.1	**112.9**	-1.9%	-21.2%
Realized gains on securities, net	67.3	59.2	**78.1**	31.9%	15.9%
Repurchase agreements	169.3	181.2	**122.0**	-32.7%	-27.9%
Unrealized gains on securities	24.0	(45.8)	**97.9**	n.a.	307.8%
	403.9	**309.7**	**411.0**	**32.7%**	**1.8%**

Brokerage activities income reflects a 32.7% increase with respect to the previous quarter, due to a positive mark-to-market of the investment portfolio and to higher securities trading income. With respect to the same quarter of the previous year, brokerage activities increased by 1.8%. The decrease in interest rates and an increase in customers choosing more sophisticated forms of savings favored the profitability of the Money Desk, while traditional deposits continued to grow.

Operational expenses increased by 4.8% and 2.0% with respect to 4Q01 and 1Q01. The increase in expenses was influenced by non-recurring events as well as by regulatory changes. Principally, expenses which are worth mentioning include severance payments related to the restructuring of operational areas, costs associated to the acquisition of Atlántico, changes in personnel loan policies, retirement plans and medical fees. BITAL continues with its cost reduction policies thus reducing expenses in areas such as, telephone, mailing expenses, sales taxes and software maintenance.

EXPENSES

Millions of Constant Pesos	For the Quarter			Growth	
	1Q01	4Q01	1Q02	1Q02 vs. 4Q01	1Q02 vs. 1Q01
Salaries	892.1	960.7	**1,009.7**	5.1%	13.2%
Honoraries paid	60.4	39.6	**121.1**	205.9%	100.4%
Leases	187.3	174.2	**176.5**	1.3%	-5.7%
Advertising	36.3	51.0	**44.7**	-12.3%	23.0%
Other administrative expenses	764.2	749.7	**680.7**	-9.2%	-10.9%
Sundry taxes	136.4	42.2	**94.0**	122.8%	-31.1%
Bank support fund (IPAB)	84.3	87.4	**86.3**	-1.2%	2.4%
Administrative expenses	1,268.9	1,144.0	**1,203.3**	5.2%	-5.2%
Depreciation and amortization	193.2	187.3	**189.3**	1.1%	-2.0%
Total expenses	**2,354.2**	**2,292.1**	**2,402.3**	**4.8%**	**2.0%**

With respect to the previous quarter, other income is 91% lower, while other expenses grew 103%. The increase is related to the creation of provisions for non-productive assets. In comparison to the same period a year ago, other expenses shows a reduction of 38.8% and other income remained at a comparable level.

OTHER INCOME AND EXPENSES

Millions of Constant Pesos	For the Quarter			Growth	
	1Q01	4Q01	1Q02	1Q02 vs. 4Q01	1Q02 vs. 1Q01
Other income					
Loans to employees	4.0	3.9	**4.0**	3.1%	0.3%
Recoveries	2.2	99.4	**1.3**	-98.7%	-40.9%
Other income and benefits	8.2	57.8	**9.1**	-84.2%	11.7%
	14.4	**161.0**	**14.4**	**-91.0%**	**0.5%**
Other expenses					
Sundry losses	161.5	16.7	**91.6**	447.2%	-43.3%
Monetary Position (Other)	35.8	42.7	**29.1**	-31.9%	-18.6%
	197.3	**59.5**	**120.7**	**103.0%**	**-38.8%**

Loan Portfolio. The total balance of the loan portfolio as of March 31, 2002, amounted to MXP 64,640.4 Million, 0.7% lower than the previous quarter. Outstanding consumer loans increased 10.0% during the quarter and 62.7% during the last twelve months, particularly in the financing of automobiles, where BITAL has achieved a considerable growth in market share. Consumer loans represented at quarter-end 15.4% of the total portfolio, versus a 13.5% in the previous quarter. On the other hand, the net value of loans to Fobaproa/IPAB shows a decrease of 3.3% during the quarter, due to collection activities and provisioning for the loss-sharing contingency. These loans represent 28.8% of the total portfolio.

LOAN PORTFOLIO

Balances in Millions of Constant Pesos	2001 Mar. 31	2002 Dec. 31	**2002 Mar. 31**	Growth Dec.-Mar.	Mar.-Mar.	Particip. of Total
CURRENT LOANS						
Commercial loans	21,082.2	22,072.1	**21,214.1**	-3.9%	0.6%	32.8%
Loans to financial intermediaries	706.2	705.4	**1,182.1**	67.6%	67.4%	1.8%
Consumer loans	5,005.3	7,405.1	**8,145.7**	10.0%	62.7%	12.6%
Housing loans	7,802.2	7,672.9	**7,597.2**	-1.0%	-2.6%	11.8%
Loans to government entities	3,599.2	3,440.5	**3,334.6**	-3.1%	-7.4%	5.2%
Loans to Fobaproa or IPAB	19,591.4	19,219.6	**18,591.6**	-3.3%	-5.1%	28.8%
TOTAL CURRENT LOANS	**57,786.5**	**60,515.6**	**60,065.3**	**-0.7%**	**3.9%**	**92.9%**
NON-PERFORMING LOANS						
Commercial loans	2,714.6	2,539.7	**2,483.2**	-2.2%	-8.5%	3.8%
Loans to financial intermediaries	8.5	10.2	**8.9**	-12.7%	4.9%	0.0%
Consumer loans	1,130.1	1,391.2	**1,459.1**	4.9%	29.1%	2.3%
Housing loans	698.0	570.2	**541.5**	-5.0%	-22.4%	0.8%
Loans to government entities	0.2	0.1	**0.1**	-1.1%	-4.5%	0.0%
Immediate collection, remittances and overdrafts	88.1	58.7	**81.9**	39.5%	-7.1%	0.1%
TOTAL NON-PERFORMING LOANS	**4,639.4**	**4,570.2**	**4,574.8**	**0.1%**	**-1.4%**	**7.1%**
TOTAL LOAN PORTFOLIO	**62,425.9**	**65,085.8**	**64,640.0**	**-0.7%**	**3.5%**	**100.0%**
-						
Minus: Allowance for loan losses	(5,001.2)	(5,429.6)	**(7,157.1)**	31.8%	43.1%	-11.1%
NET LOAN PORTFOLIO	**57,424.7**	**59,656.2**	**57,482.9**	**-3.6%**	**0.1%**	**88.9%**

Total non-performing loans amount to MXP 4,575.8 Million, maintaining a similar level as the previous quarter. It is worth noting that commercial non-performing loans show a reduction of 2.2% and 12.7% in the last three and twelve months.

ASSET QUALITY

	2001 Mar. 31	2002 Dec. 31	**2002 Mar. 31**
NPL/ Total loans	7.4%	7.0%	**7.1%**
NPL / Total Exc. Fobaproa	10.8%	10.0%	**9.9%**
Net NPL / Total loans	-0.6%	-1.4%	**-4.5%**
Net NPL / Total Exc. Fobaproa	-0.7%	-1.5%	**-4.7%**
Allowances / NPLs	107.8%	118.8%	**156.4%**
Allowances / Total loans	8.0%	8.3%	**11.1%**

With respect to total loans, non-performing loans represent 7.1%. Without including Fobaproa/IPAB notes, non-performing loans amount to 9.9% of the total, showing an improvement from the 10.0% reported in the previous quarter.

ALLOWANCE FOR LOAN LOSSES	
Millions of Pesos	*1er Trim*
Allowances at the beginning of the period	**5,372.4**
Provisions charged to income	357.6
Revaluation of Dollar and UDI denominated provisions	1,763.3
Re-installment of provisions	7.4
Total	(0.5)
	2,127.8
a) Aquittances	
Credit Card and other consumer loans	260.3
Commercial loans	17.9
Mortgage loans	217.7
	24.7
b) Punto Final Program	53.5
Mortgage loans	53.5
c) Other programs	3.1
Finape	0.2
Fopyme	2.9
d) Other write-offs	26.2
Credit Card and other consumer loans	-
Commercial loans	-
Mortgage loans	26.2
Total Write-offs	343.1
Allowances at the end of the period	**7,157.1**

Allowance for loan losses amounted to MXP 7,157.1 Million, 31.8% and 43.8% higher than the previous quarter and the same period a year ago, respectively. This increase is due to the creation of provisions charged to equity for a total of MXP 1,763.3 and MXP 357.6 Million charged to income during the quarter. The allowance represents 156.4% of non-performing loans, although, out of the total allowance, MXP 1,500 Million were created for the merger of Atlántico's loan portfolio. Without this amount, the coverage ratio over non-performing loans would have been 123.7%.

Write-offs for discounts and support programs amounted to MMXP260.2 and MMXP 56.6 Million respectively.

Fobaproa/IPAB Notes. The balance of the Fobaproa Notes as of March 31, 2002, amounted to MXP 18,592 Million, a 3.3% lower than the amount reported last December. This reduction was due in part to the creation of provisions for MXP 455 Million that were charged to equity reserves.

FOBAPROA NOTES	
Balance in Millions of Pesos	*Mar. 31, 2002*
- Gross Fobaproa/IPAB notes	27,047
- Checking account (Cash recoveries)	4,746
- Constituted allowances	3,709
Net balance	18,592

The amount of additional reserves that the Bank would have to create during the next four years for the loss-sharing contingency in the Fobaproa cash-flow swap scheme and incentives program decreased by MXP 650 Million during the quarter. As of December 31, 2001, these amounted to MXP 3,206 Million, while as of March 31, 2002 they amounted to MXP 2,556 Million.

In addition to cash recoveries, which represent 18% of the gross amount of the notes, the recovery value of foreclosed assets and securities (marked-to-market) in the Fobaproa Trusts represents an amount of MXP 661 Million, i.e. 2% of the gross amount of the notes.

ADDITIONAL PROVISIONS[16]

Balance in Millions of Constant Pesos	***Mar. 31 2002***	*Additional collection*				
Percentage of Additional Recovery	**20%**	0%	10%	15%	20%	25%
Gross value of Fobaproa Note	**27,047**	27,047	27,047	27,047	27,047	27,047
Collection	**5,407**	5,407	8,112	9,464	10,816	12,169
Net Fobaproa Note	**21,640**	21,640	18,935	17,583	16,231	14,878
Percentage of total recovery	**20%**	20%	30%	35%	40%	45%
Maximum responsibility	**855**	855	855	855	855	855
Percentage of Incentive	**0%**	0%	10%	19%	50%	82%
Adjusted maximum responsibility	**855**	855	770	693	428	154
to Net Fobaproa Note	**4%**	4%	4%	4%	3%	1%
Percentage of loss sharing	**25%**	25%	25%	25%	25%	25%
Percentage of total provisions	**29%**	29%	29%	29%	28%	26%
Maximum contingency	**6,265**	6,265	5,503	5,088	4,485	3,873
Created provisions	**3,709**	3,709	3,709	3,709	3,709	3,709
Additional Contingency	**2,556**	2,556	1,794	1,379	776	164

Deposits and Funding. The balance of deposits showed an increase of 18.1% during the last twelve months, both in demand and time deposits. Loans from banks and other institutions are at the same level as the previous year.

DEPOSITS AND FUNDING

Balances in Millions of Constant Pesos	*2001 Mar. 31*	*2002 Dec. 31*	***2002 Mar. 31***	*Growth Dec.-Mar.*	*Mar.-Mar.*
DEPOSITS	**91,106.9**	**113,333.9**	**107,568.0**	**-5.1%**	**18.1%**
Demand deposits	54,554.2	69,534.1	**64,383.5**	-7.4%	18.0%
Time deposits	36,552.7	43,799.8	**43,184.5**	-1.4%	18.1%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
On demand	**-**	**2,526.6**	**710.0**	**-71.9%**	**-**
Short term	1,587.4	879.0	**576.1**	-34.5%	-63.7%
Long term	6,353.9	6,638.4	**6,663.2**	0.4%	4.9%

Traditional deposits decreased 5.1% with respect to the previous quarter, in-line with expectations due to the seasonal effect at year-end. Treasury funding varies due to Atlántico's funding mix. It is worth mentioning that the capitalization and the conversion of debentures will reduce BITAL's funding needs beginning in April, benefiting the Bank's financial margin.

Capital Adequacy Ratio. The Bank's stockholders' equity as of March 31, 2002, amounted to MXP 6,939.6 Million, which represents a 10.1% reduction over the previous quarter, and a 10.7% over the last year. The reduction is related to the creation of provisions charged to equity reserves, as explained previously.

Estimated capital adequacy ratio with respect to credit and market risk was 9.28%, lower than the 13.13% reported in the previous quarter since net capital decreased by 30.3% due to the provisioning done in the quarter.

---

[16] *Calculations are based on guidelines provided by IPAB.*

CAPITAL ADEQUACY RATIO					
Millions of Constant Pesos	*2001 Mar. 31*	*2001 Dec. 31*	***2002 Mar. 31*** [17]	*Growth Mar.-Dec.*	*Mar.-Mar.*
Total basic capital	6,444.5	6,876.7	**4,155.5**	-38.9%	-33.4%
Total supplementary capital	2,214.5	1,993.8	**1,958.5**	-0.7%	-8.6%
Net capital	8,658.9	8,870.5	**6,114.0**	-30.3%	-27.0%
Credit risk-weighted assets	58,609.1	61,035.6	**57,435.6**	-4.9%	1.3%
Basic capital (Tier 1)	11.00%	11.27%	**7.24%**		
Net capital (Tier 2)	14.77%	14.53%	**10.65%**		
Market and credit risk-weighted assets	67,868.9	67,552.8	**65,910.3**	-1.4%	0.3%
Basic capital (Tier 1)	9.50%	10.18%	**6.30%**		
Net capital (Tier 2)	12.76%	13.13%	**9.28%**		

Risk Management. The objective of risk management in BITAL is to maintain the Group's risk-return position as established by the Board of Directors. Since 1994, BITAL has been using advanced risk-management techniques, which have incorporated adequate measures of risk exposure and potential losses to the Institution's decision making process.

Following the guidelines established by the CNBV, risk management integrates risks derived from market, loans, liquidity and operation. A Risk Committee has been formed integrated by Board Members and Area Managers. Its main functions include the proposal to the Board of Directors of limits and strategies to place BITAL in adequate risk-management levels, the approval of measuring techniques, and the supervision of compliance of the pre-established limits as well as the required level of provisions.

To avoid unforeseen risks, a structure of market risk limits has been established which governs the Group's financial subsidiaries including BITAL, Casa de Bolsa Bital, Seguros Bital and Fianzas México Bital. Since the strategy of the Group is centralized, limits have been established for all risk types and are not differentiated by business unit. The portfolio that follows these restrictions includes tradable instruments and traditional banking instruments. Thus the effects generated from changes in interest rates, prices and currency exchange rates for the entire Institution are included, and not only those of the Bank's treasury.

VALUE AT RISK						
Thousands of MXP	*Risk factors*					
	Capital Markets	*Domestic Nominal Rates*	*Real Rates*	*Foreign Nominal Rates*	*Foreign Exchange*	***Overall***
1st Qtr. 2001	45.0	21.1	38.3	50.6	10.0	67.4
4th Qtr. 2001	37.9	60.1	51.1	25.1	14.7	89.8
1st Qtr 2002	**35.7**	**52.6**	**62.5**	**54.3**	**3.3**	**121.9**
VaR Limits	100.0	200.0	100.0	150.0	50.0	350.0

The methodology used by BITAL is the Value at Risk (VaR). The VaR is an estimate, given in the form of a confidence interval, of how much could be lost in the market by holding a position for a fixed period of time. This calculation is performed using Montecarlo and historical simulations, using a 95% confidence level. The time span used in the calculations was seven days.

In order to calibrate the models for the VaR calculations, back testing is performed regularly by comparing historical VaR with the theoretical losses that the fixed portfolio would have generated. In addition to the calculation of the VaR, which measures the risk profile of the portfolio, the Bank uses sensibility measures, including partial duration with respect to the different kinds of interest rates. Additionally, tests under extreme conditions are performed to estimate the risk that the institution would face under extreme changes in key financial indicators.

With respect to credit risk, the Bank has risk-rating methodologies for the approval of new loans, price setting, and overall management and supervision. These methodologies include sectorial and regional analysis, payback capacity, use of resources, historical experience and type of guarantees.

For the measuring of credit and operating risk, expected and unexpected losses are calculated based on the frequency and severity of damages or losses. Using the model given by CrediRisk+ and in-house developments, unexpected losses are calculated with a 99% confidence and a time span of one year. Credit concentration is measured using Herfindahl index.

Credit Risk Rating Methodology. BITAL uses a provisional model for its risk-rating methodology on the loan portfolio, in accordance with the CNBV. This is consistent with Circular 1480. This methodology was developed internally and is applied in the underwriting of the loan as well as in the follow-up.

\17 *Preliminary.*

The loan is rated on a scale of 1 through 10, as follows:

Acceptable Risks:

Minimum (Risk rating 1) Businesses with positive and growing trends. Institutional management with strong cash flow. Exceptional liquidity and profitability ratios, with favorable market conditions and good standing relationships with customers and suppliers. No legal problems and clean credit history for the last 12 months.

Low (Risk rating 2 y 3) Businesses with positive trend, able and experience management. Good payment capacity and cash flow to finance investments. Liquidity and debt ratios according to its activity, and adequate profitability. Competitive cash flow, with favorable market conditions and good relationships with suppliers and customers. No legal problems and with occasional delays in payments in the last 12 months.

Medium (Risk rating 4 y 5) Businesses similar to those describe as Low risk that are going through a lapse of unfavorable results, but with clear factors that show a recovery in the short term. Family type management. Adequate payback capacity, more sensitive to the economic environment. Levels of liquidity, debt and profitability in slight disadvantage with comparison to its peers. Possible concentration of customers or suppliers with stable employee relationship. In the last 12 months, might have shown past due status for periods under 90 days, possibly with restructuring without capitalization of interests.

Unacceptable Risks:

High (Risk rating 6 y 7) Businesses performing below the sector average. Weak family type management. Deficient payback capacity and clear downward trends. High dependency on the economic environment. Weak market conditions and dependent on customers and suppliers. Possible legal problems, but with stable employee relationship. In the last 12 months, might have shown past due status for periods between 90 and 270 days, possibly with restructuring without capitalization of interests.

Very High (Risk rating 8 y 9) Businesses on clear downward trends with elements, which show no clear elements that show recovery signs. One man only type management or management without the capacity to manage the business. Low payback capacity and high dependency on the economic environment. Cash flow is insufficient for financial obligations. Restricted liquidity and high debt ratios. In the last 12 months, it may show past due status for periods between 270 and 360 days. Could have several restructures in the same operation.

Maximum risk (Risk rating 10) Businesses with negative trends or without evidence of recovery. Management incapable of managing the business. No liquidity or payment capability and excessive debt ratio. Deteriorated cash flow and operating losses. Legal conflicts that could affect its assets and possibility of a strike. Declining market with systematic customer or supplier loss. Null payment capacity, thus rendering its obligations as unrecoverable. Non performing loans in legal process.

The rating process includes the valuation in three areas: Liquidity, Payback history and Operating situation of the customer. Additionally, shareholder support, information and documentation quality, sectorial and country risk are also taken into consideration for the final rating.

To determine the match between CNBV and BITAL's rating scales, the Bank used a sample of 130 customers. Each customer was rated under both methodologies and the corresponding scheme was determined. The description of each risk level is consistent with this match.

CNBV	*BITAL*
A1	1 y 2
A2	3 y 4
B	5
C1	6 y 7
C2	8
D	9
E	10

Banco del Atlántico

On December 7, 2001 Grupo Financiero Bital, Banco Internacional and IPAB signed an agreement that establishes the basis for the merger of Banco del Atlántico. Currently, BITAL's Management is taking the necessary steps in order to comply with the commitments acquired under said agreement. The integration of Atlántico's assets is expected to happen in the second quarter of this year.

For your review we include a proforma balance sheet of Banco del Atlántico. A consolidated balance of both institutions is also presented. These figures consider the Balance sheet as of March 31, 2002, which includes the full note from IPAB and the write-off of non-existing assets as established in the agreement with IPAB.

PROFORMA BALANCE SHEET AND CONSOLIDATION [\8]

Millions of Constant Pesos	*BITAL*	*Atlántico Proforma*	*Consolidated Balance*
Assets	**127,314**	**63,555**	**157,872**
Funds available	48,886	1,917	22,165
Securities	10,356	3,486	9,483
Outstanding loans	60,065	56,399	116,464
Non-performing loans	4,575	8,446	13,021
Loan loss provisions	-7,157	-8,023	-15,180
Other assets	10,589	1,330	11,919
Liabilities	**120,374**	**63,555**	**150,932**
Traditional deposits	107,568	27,918	131,127
Loans	7,949	34,922	14,233
Other liabilities	4,857	715	5,572
Total Equity [\9]	**6,940**	**0**	**6,940**

Seguros Bital [\10]

The Insurance Company and its subsidiaries collected a consolidated total of MXP 516.6 Million in premiums during the first quarter of 2002, which is 7.1% lower than that of the previous quarter and 2.2% higher than the first quarter a year ago. In particular, premiums collected by Seguros Bital amounted to MXP 226.9 Million. This figure compares favorably with the premiums collected in 2001, which amounted to MXP 185.0 Million, and MXP 175.9 Million in the first and fourth quarter of last year. In other words, collected premiums grew 22.6% and 29.0%, respectively.

Seguros Bital achieved record levels in the underwriting of new policies for automobiles, in parallel with the growth in auto loans in the Bank. The bankassurance business is still under consolidation with favorable expectations. The reduction in total premiums with respect to the previous quarter is derived from a lower volume of operations in both ING Seguros (México) and Pensiones Bital.

\8 *Estimated balances assuming the aplication of recourse referred to in the agreement signed with IPAB.*

\9 *Estimated equity for Banco del Atlántico amounts to MXP 50 Thousand Pesos.*

\10 *The National Insurance and Bonding Commission (CNSF) requires that Insurance Companies prepare their financial statements following the criteria contained in the B-10 Bulletin regarding inflationary accounting.*
Seguros Bital owns Pensiones Bital and ING Seguros (México). The CNSF does not require Insurance Companies to consolidate their financial statements, however, in this report we present consolidated financial statements with the purpose of highlighting the Group's development in the insurance and retirement fund management businesses. Afore Bital is included in Seguros Bital's financial statements for the periods before, and including, 3rd Quarter, 2000.
Grupo Financiero Bital controls 51% of Seguros Bital and ING Group controls the remaining 49%

CONSOLIDATED INCOME STATEMENT

		1Q01	2Q01	3Q01	4Q01	**1Q02**	1Q02 vs. 4Q01	1Q02 vs. 1Q01
Premiums issued	Seguros Bital	185.0	125.9	155.5	175.9	**226.9**	29.0%	22.6%
	ING Seguros	58.7	9.0	57.2	66.6	**41.0**	-38.4%	-30.2%
	Servicios B-I	30.9	(30.9)	-	-	-	-	-
	Pensiones Bital	231.0	222.3	267.6	313.7	**248.7**	-20.7%	7.7%
		505.7	326.3	480.3	556.2	**516.6**	-7.1%	2.2%
Retained premiums	Seguros Bital	180.8	125.1	154.8	176.0	**225.8**	28.3%	24.9%
	ING Seguros	27.8	11.0	45.3	36.9	**29.9**	-19.0%	7.6%
	Servicios B-I	30.9	(30.9)	-	-	-	-	-
	Pensiones Bital	231.0	222.3	267.6	313.7	**248.7**	-20.7%	7.7%
		470.6	327.5	467.7	526.6	**504.4**	-4.2%	7.2%
Net premiums	Seguros Bital	105.4	145.2	136.6	97.8	**166.9**	70.7%	58.3%
	ING Seguros	59.4	45.4	37.1	43.7	**47.3**	8.2%	-20.4%
	Servicios B-I	30.9	(30.9)	-	-	-	-	-
	Pensiones Bital	(2.0)	(1.9)	8.9	(6.7)	**5.0**	-174.6%	-350.0%
Total net premiums		193.8	157.8	182.6	134.8	**219.2**	62.6%	13.1%
Underwriting expenses		(105.4)	(22.0)	(62.2)	(67.8)	**(60.4)**	-10.9%	-42.7%
Net claims		(137.5)	(131.1)	(150.4)	(131.7)	**(162.6)**	23.5%	18.3%
Financial revenues from technical reserves		69.0	74.9	63.3	150.1	**77.9**	-48.1%	12.9%
Net income from insurance operation		19.9	79.6	33.3	85.4	**74.1**	-13.2%	272.4%
Increase in technical reserves		(17.5)	(17.0)	(20.4)	(18.7)	**(17.8)**	-4.8%	1.7%
Administrative and promotional expenses		(37.6)	13.6	(26.2)	(39.3)	**(25.6)**	-34.9%	-31.9%
		(35.2)	76.2	(13.3)	27.4	**30.7**	12.0%	-187.2%
Financial revenues and other income		48.0	10.7	10.7	30.7	**23.9**	-22.1%	-50.2%
Income tax and employee profit sharing		(3.0)	(3.6)	(2.5)	(17.2)	**(13.6)**	-20.9%	353.3%
Restatement due to inflation		(3.5)	(5.7)	(2.5)	(2.5)	**(8.2)**	228.0%	134.3%
Net consolidated income		6.3	77.6	(7.6)	38.4	**32.8**	-14.6%	420.6%

Net premiums show an increase of 62.6% with respect to the previous quarter and 13.1% with respect to the first quarter of the previous year.

CONSOLIDATED BALANCE SHEET

	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31	**2002 Mar. 31**	Var. vs. Prev Qtr.	Var. vs. Prev.Yr..
ASSSETS	**3,514.6**	**3,649.6**	**3,968.6**	**4,325.9**	**4,679.8**	**8.2%**	**33.2%**
Securities	2,962.2	3,207.5	3,511.0	3,967.4	**4,291.2**	8.2%	44.9%
Other assets	417.7	346.3	364.2	201.4	**312.7**	55.3%	-25.1%
Pre-operational expenses	134.7	95.8	93.4	157.1	**75.9**	-51.7%	-43.7%
LIABILITIES	**3,110.9**	**3,165.6**	**3,501.9**	**3,821.2**	**4,142.0**	**8.4%**	**33.1%**
Technical reserves	2,956.5	2,965.0	3,303.6	3,614.8	**3,886.9**	7.5%	31.5%
Other liabilities	154.4	200.6	198.3	206.4	**255.1**	23.6%	65.2%
STOCKHOLDERS' EQUITY	**403.5**	**484.0**	**466.4**	**504.2**	**538.0**	**6.7%**	**33.3%**
Paid-in capital	408.4	410.8	400.5	399.9	**398.7**	-0.3%	-2.4%
Legal reserves	12.5	12.6	12.5	12.5	**12.5**	0.0%	0.0%
Additional paid-in capital	-	-	-	-	-	-	-
Net income from previous year	19.2	19.4	19.3	19.2	**64.7**	237.0%	237.0%
Cumulative effect of restatement	(144.2)	(147.9)	(148.8)	(150.2)	**(149.8)**	-0.3%	3.9%
Subsidiaries	107.0	172.3	170.1	177.1	**179.1**	1.1%	67.4%
Net income	0.6	16.8	12.8	45.7	**32.8**	-28.2%	5366.7%

Net consolidated income amounted to MXP 32.8 Million, 14.6% lower than in the previous quarter due to a decrease in interest income. Without considering this item, operating income was 12.0% higher than the previous quarter.

Consolidated technical reserves increased to MXP 3,886.9 Million during the quarter, which represents a growth of 7.5% in the quarter and 31.5% in the year. Stockholders' equity amounted to MXP 538 Million, a 5.7% increase in the quarter and 33.3% in the last twelve months.

Other Financial Subsidiaries

Almacenadora Bital (Warehousing) reports a net income of MXP 1.5 Million at quarter-end, which compares favorably with the loss of MPX 1.0 Million in the previous quarter. Net income is 54.7% higher than that registered in the same quarter a year ago.

Casa de Bolsa Bital (Stock Brokerage) registered a loss in the quarter of MXP 2.8 Million.

Fianzas México Bital (Bonding). The Bonding Company's result amounted to MXP 7.5 Million, which compares favorably with the MXP 5.7 Million registered in the last quarter of 2001. This represents a 31.8% increase.

Operadora de Fondos Bital (Trust Fund Management). This company was recently created from the former Servicios Corporativos Prime. It began its operation in this quarter and reports a net income of MXP 191 Thousand Pesos.

Contacts

Ricardo Garza Galindo	(52) 57.21.26.40	Subdirector, Planeación Estratégica	ricaggs@bital.com.mx
Germán Osuna	(52) 57.21.50.53	Director Ejecutivo de Finanzas	germoc@bital.com.mx
Carlos Martínez	(212) 758.2660	Director, Agencia en Nueva York	carlm@bital.com.mx
			http://www.bital.com.mx

GRUPO FINANCIERO BITAL, S.A. DE C.V.

Paseo de la Reforma 243, 06500 México D.F.

CONSOLIDATED BALANCE SHEET 1/3

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	***2002*** ***Mar. 31***
ASSETS					
FUNDS AVAILABLE	**32,418.5**	**42,841.6**	**47,247.3**	**50,479.3**	**48,886.8**
FINANCIAL INSTRUMENTS	**10,910.7**	**6,430.7**	**5,985.3**	15,848.4	**10,489.2**
Trading securities	5,679.7	1,888.2	1,698.5	11,831.6	**5,828.4**
Available-for-sale securities	1,913.2	1,250.2	967.5	787.4	**1,522.4**
Securities held-to-maturity	3,317.8	3,292.3	3,319.3	3,229.4	**3,138.5**
SECURITIES AND DERIVATIVE OPERATIONS	**423.5**	**197.0**	**82.4**	**47.4**	**0.0**
Repurchase agreements	419.9	197.0	82.4	47.4	**0.0**
Derivative transactions	3.6	-	-	0.1	**-**
CURRENT LOANS					
Commercial loans	21,082.1	21,293.5	20,664.2	22,071.6	**21,213.9**
Loans to financial intermediaries	706.2	694.8	669.5	705.4	**1,182.1**
Consumer loans	5,005.3	5,557.8	6,329.3	7,405.0	**8,145.7**
Housing loans	7,802.2	7,812.6	7,803.4	7,672.9	**7,597.2**
Loans to government entities	3,599.2	3,139.3	2,775.7	3,440.5	**3,334.6**
Loans to Fobaproa or IPAB	19,591.4	19,503.7	19,461.8	19,219.6	**18,591.6**
TOTAL CURRENT LOANS	57,786.4	58,001.6	57,703.9	60,515.0	**60,065.1**
NON-PERFORMING LOANS					
Commercial loans	2,714.6	2,587.1	2,693.2	2,539.7	**2,483.2**
Loans to financial intermediaries	8.5	10.7	10.6	10.2	**8.9**
Consumer loans	1,130.1	1,210.0	1,251.9	1,391.2	**1,459.1**
Housing loans	698.0	440.0	571.2	570.2	**541.5**
Loans to government entities	0.2	9.7	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	88.1	74.3	41.3	58.7	**81.9**
TOTAL NON-PERFORMING LOANS	4,639.4	4,331.8	4,568.4	4,570.2	**4,574.8**
TOTAL LOAN PORTFOLIO	62,425.8	62,333.5	62,272.4	65,085.2	**64,639.9**
Minus: Allowance for loan losses	(5,001.2)	(5,094.4)	(5,365.2)	(5,429.6)	**(7,157.1)**
NET LOAN PORTFOLIO	**57,424.7**	**57,239.1**	**56,907.1**	**59,655.6**	**57,482.7**
OTHER ACCOUNTS RECEIVABLE	**3,623.6**	**3,184.2**	**3,093.1**	**3,371.6**	**3,327.8**
FORECLOSED ASSETS	**641.2**	**778.5**	**791.0**	**701.4**	**675.8**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**3,944.5**	**3,894.5**	**3,766.2**	**3,687.5**	**3,583.8**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**656.9**	**700.2**	**696.1**	**708.4**	**710.0**
DEFERRED TAXES	**2,655.1**	**2,492.6**	**2,582.6**	**2,469.4**	**4,089.4**
OTHER ASSETS	**911.9**	**890.8**	**781.4**	**672.8**	**107.1**
Other assets, deferred charges and intangibles	163.7	192.4	132.9	73.5	**107.1**
Unamortized risk coverage on UDI housing loans	748.2	698.4	648.5	599.3	**-**
TOTAL ASSETS	**113,610.7**	**118,649.3**	**121,932.5**	**137,641.9**	**129,352.7**

GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET 2/3

Millions of Constant Pesos	2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2002 Mar. 31
LIABILITIES					
DEPOSITS	**91,106.5**	**96,018.9**	**96,569.8**	**113,330.0**	**107,566.9**
Demand deposits	54,553.8	56,827.2	57,445.3	69,530.3	**64,382.4**
Time deposits	36,552.7	39,191.7	39,124.5	43,799.8	**43,184.5**
Bank bonds outstanding	-	-	-	-	-
BANK AND OTHER LOANS	**7,941.3**	**9,102.1**	**11,635.2**	**10,044.0**	**7,949.3**
On demand	-	**94.9**	**3,341.4**	**2,526.6**	**710.0**
Short term	**1,587.4**	**1,551.6**	**1,141.5**	**879.0**	**576.1**
Long term	**6,353.9**	**7,455.6**	**7,152.4**	**6,638.4**	**6,663.2**
SECURITIES AND DERIVATIVE TRANSACTIONS	**317.1**	**114.9**	**115.7**	**130.1**	**29.4**
Repurchase agreements	317.1	114.8	114.6	130.1	**29.2**
Securities deliverable in Repurchase agreements	-	-	-	-	-
Operations with derivative instruments	-	0.1	1.2	-	**0.2**
Derivative transactions	-	-	-	-	-
OTHER ACCOUNTS PAYABLE	**4,082.3**	**3,280.0**	**3,583.9**	**4,059.2**	**4,497.3**
Income tax and employee profit sharing payable	492.1	100.3	117.0	216.3	**243.3**
Sundry creditors and other Accts. payable	3,590.3	3,179.7	3,466.9	3,842.9	**4,254.0**
SUBORDINATED DEBENTURES OUTSTANDING	**1,596.1**	**1,568.8**	**1,554.9**	**1,527.0**	**1,511.7**
DEFERRED TAX	-	-	-	-	-
DEFERRED CREDITS	**34.6**	**175.6**	**21.1**	**29.4**	**46.3**
TOTAL LIABILITIES	**105,078.0**	**110,260.3**	**113,480.6**	**129,119.8**	**121,600.9**
STOCKHOLDERS' EQUITY					
PAID-IN CAPITAL	**10,128.7**	**10,094.0**	**10,072.9**	**10,035.1**	**10,914.5**
Capital stock	3,705.6	3,705.8	3,709.0	3,713.6	**4,146.2**
Additional paid-in capital	3,793.7	3,794.6	3,801.1	3,810.5	**5,313.5**
Mandatorily convertible subordinated debentures	2,629.4	2,593.6	2,562.8	2,511.0	**1,454.8**
CAPITAL GAINS	**(1,690.5)**	**(1,792.8)**	**(1,710.7)**	**(1,604.6)**	**(3,229.9)**
Capital reserves	280.1	280.1	301.5	301.7	**301.5**
Retained earnings	2,052.2	2,008.2	1,986.8	1,986.8	**2,479.5**
Surplus from mark-to-market of available-for-sale securities	-	-	-	-	-
Result from translation of foreign operations	-	-	-	-	-
Effect of valuation of subsidiaries and affiliates	-	-	-	-	-
Cumulative effect of restatement	(3,167.3)	(3,167.3)	(3,167.3)	(3,167.3)	**(3,167.3)**
Gains on non-monetary asset valuation	-	-	-	-	-
Gains on non-monetary permanent investments	(1,002.0)	(1,210.1)	(1,227.1)	(1,200.3)	**(2,944.8)**
Net income	146.4	296.4	395.4	474.5	**101.3**
Minority interest	**94.5**	**87.8**	**89.7**	**91.7**	**67.1**
TOTAL STOCKHOLDER'S EQUITY	**8,532.7**	**8,389.1**	**8,451.8**	**8,522.1**	**7,751.7**

GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET 3/3

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	***2002* *Mar. 31***
MEMORANDUM ACCOUNTS					
CUSTOMER POSITION ACCOUNTS					
Customer Bank balances	1.0	1.5	0.8	1.0	**0.6**
Customer transaction liquidation	(13.6)	(6.1)	67.3	3.1	**(14.6)**
Customer securities held in custody	31,257.8	34,613.1	29,353.6	30,092.4	**29,950.6**
Securities and notes held in guarantee	1,355.0	1,387.9	176.3	144.1	**166.0**
Calls (option strike price)	-	2.8	0.3	1.1	**(0.9)**
Third party investment-banking operations	108,363.5	100,527.2	13,259.6	8,378.3	**10,743.5**
TOTAL CUSTOMER POSITION ACCOUNTS	**140,963.7**	**136,526.4**	**42,857.9**	**38,620.0**	**40,845.2**
OTHER MEMORANDUM ACCOUNTS					
Retirement Savings Systems Funds (SAR)	2,560.7	2,557.2	2,639.7	2,671.6	**2,748.2**
Integrated loan portfolio	64,069.7	62,427.5	63,349.2	65,809.3	**65,239.1**
Other control accounts	200,077.7	205,864.5	207,623.9	223,578.0	**219,032.4**
TOTAL OTHER MEMORANDUM	**266,708.1**	**270,849.2**	**273,612.7**	**292,059.0**	**287,019.8**
COMPANY POSITION ACCOUNTS					
Guarantees granted	50.8	47.9	12.8	49.2	**12.1**
Irrevocable lines of credit granted	666.4	792.0	739.8	671.4	**584.5**
Goods in left in Trust	164,445.9	156,444.7	68,187.3	36,150.4	**38,047.6**
Goods in custody or management	401,085.1	392,050.0	397,536.9	399,801.9	**393,869.7**
Commitments with Fobaproa	12,295.6	11,936.4	11,922.8	11,543.7	**11,234.9**
Commitments from derivatives	7,504.5	239.6	1,695.2	2,204.9	**1,738.1**
Outstanding CD's	686.4	791.7	799.7	827.0	**818.3**
Shares held in custody	1,154.6	1,149.9	1,137.0	1,131.1	**1,521.6**
Contingency Fund obligations	-	-	-	-	**-**
Other contingent obligations	7,981.4	8,040.0	8,242.0	7,971.4	**9,126.4**
TOTAL COMPANY POSITION ACCOUNTS	**595,871.0**	**571,492.2**	**490,273.5**	**460,351.1**	**456,953.3**
REPURCHASE AGREEMENT OPERATIONS					
Reverse Repos					
Receivable	70,056.6	70,311.5	70,841.0	68,360.5	**71,027.5**
Payable	69,635.2	70,109.8	70,757.7	68,485.3	**71,097.7**
TOTAL	**421.4**	**201.7**	**83.4**	**(124.7)**	**(70.2)**
Repos					
Payable	14,989.5	10,128.4	14,619.1	23,927.3	**21,711.1**
Receivable	15,301.2	10,453.4	14,734.6	23,885.8	**21,670.5**
TOTAL	**(311.8)**	**(325.0)**	**(115.5)**	**41.4**	**40.6**

GRUPO FINANCIERO BITAL

CONSOLIDATED INCOME STATEMENT

	For the Quarter				
	1Q01	*2Q01*	*3Q01*	*4Q01*	***1Q02***
Interest income	7,406.5	6,182.6	4,812.2	4,398.1	**4,443.7**
Interest expense	4,843.2	4,081.4	2,829.4	2,540.0	**2,472.1**
Monetary position (margin), net	26.2	28.5	16.0	21.7	**11.9**
NET INTEREST INCOME	**2,589.5**	**2,129.6**	**1,998.7**	**1,879.9**	**1,983.5**
Loan loss provisions	941.7	947.4	746.7	610.1	**627.7**
RISK-ADJUSTED NET INTEREST INCOME	**1,647.7**	**1,182.3**	**1,252.1**	**1,269.8**	**1,355.7**
Fee income	887.9	989.6	1,012.6	996.7	**904.2**
Minus: Fees paid	123.5	127.4	123.6	136.4	**118.7**
Brokerage activities income	406.8	731.9	219.2	313.8	**413.3**
TOTAL OPERATING INCOME	**2,819.0**	**2,776.4**	**2,360.3**	**2,444.0**	**2,554.5**
Administrative and promotional expenses	2,375.6	2,322.1	2,304.4	2,314.9	**2,424.7**
NET OPERATING INCOME	**443.4**	**454.3**	**55.9**	**129.1**	**129.8**
Other income (expenses), net	(185.8)	(247.0)	(21.2)	92.1	**(112.3)**
NET INCOME BEFORE TAXES	**257.6**	**207.3**	**34.8**	**221.2**	**17.5**
Income tax and employee profit sharing	35.2	34.6	28.6	109.9	**34.0**
Deferred income tax	(94.3)	(73.5)	91.2	(57.9)	**92.1**
NET INCOME BEFORE SUBSIDIARIES	**128.0**	**99.3**	**97.3**	**53.5**	**75.5**
Undistributed income from subsidiaries	20.7	52.4	3.6	26.7	**26.6**
NET INCOME FROM CONTINUOUS OPERATIONS	**148.7**	**151.7**	**100.8**	**80.2**	**102.2**
Extraordinary items	-	-	-	-	**-**
Minority interest	(2.3)	(1.8)	(1.8)	(1.1)	**(1.2)**
NET INCOME (LOSS)	**146.4**	**149.9**	**99.0**	**79.2**	**100.9**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period between December 31, 2001 and March 31, 2002

Millions of Constant Pesos	PAID-IN CAPITAL			EARNED CAPITAL								
	Capital Stock	Additional paid-in capital	Mand. Conv. Subord. Debt.	Capital Reserves	Retained Earnings	Surplus from available-for-sale securities	Result from translation of foreign operations	Cummula-tive effect of restate-ment	Valuatoin of non-monetary valuation of permanent investmen t	Net Income	Minority Interest	**Total Stock-holders' Equity**
Balance as of December 31, 2001	**3,713.6**	**3,810.5**	**2,484.6**	**301.7**	**1,986.8**	**-**	**-**	**(3,167.3)**	**(1,200.3)**	**474.5**	**90.7**	**8,494.8**
MOVEMENTS DERIVED FROM STOCKHOLDERS'S DECISION												
Conversion of debentures into shares	172.8	788.5	(1,023.4)	-	-	-	-	-	-	-	-	**(62.0)**
Transfer of net income from previous year	-	-	-	-	474.5	-	-	-	-	(474.5)	-	**-**
Capital Reserves	259.8	714.5	-	-	-	-	-	-	-	-	-	**974.3**
Total	**432.6**	**1,503.0**	**(1,023.4)**	**-**	**474.5**	**-**	**-**	**-**	**-**	**(474.5)**	**-**	**912.2**
MOVEMENTS DERIVED FROM THE OPERATION												
Interest provisions for debentures	-	-	4.0	-	-	-	-	-	-	-	-	**4.0**
Interest paid for debentures	-	-	(10.3)	-	-	-	-	-	-	-	-	**(10.3)**
Net income	-	-	-	-	-	-	-	-	-	101.3	-	**101.3**
Total	**-**	**-**	**(6.4)**	**-**	**-**	**-**	**-**	**-**	**-**	**101.3**	-	**94.9**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES												
Valuation of non-monetary assets	-	-	-	-	-	-	-	-	(1,744.5)	-	-	**(1,744.5)**
Minority interest	-	-	-	-	-	-	-	-	-	-	(23.5)	**(23.5)**
Recognition of inflation in financial information:												
- Restatement of equity accounts	0.0	0.0	-	(0.2)	18.1	-	-	-	-	-	-	**17.9**
Total	**0.0**	**0.0**	**-**	**(0.2)**	**18.1**	**-**	**-**	**-**	**(1,744.5)**	**-**	**(23.5)**	**(1,750.1)**
Balance as of March 31, 2002	**4,146.2**	**5,313.5**	**1,454.8**	**301.5**	**2,479.5**	**-**	**-**	**(3,167.3)**	**(2,944.8)**	**101.3**	**67.1**	**7,751.7**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
For the period between December 31, 2001 and March 31, 2002

Millions of Constant Pesos

OPERATIONS	
Net income (loss)	101.3
Items in net income that did not generate or require cash:	
Depreciation and amortization	190.8
Loan loss provisions	627.7
Provisions for debentures	21.6
Surplus (deficit) from mark-to-market	(99.2)
Deferred income tax and employee profit sharing	(92.2)
Decrease in minority interest	-
Equity in undistributed income from subsidiaries	(27.0)
Restatement effects	-
Provision for income tax and profit sharing	0.9
	723.9
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	(5,763.8)
Increase in interbank loans	(2,030.4)
Amortization of interbank loans	(64.3)
Increase in loan portfolio	1,545.6
Decrease in financial instrument treasury transactions	5,405.1
Decrease in other accounts receivable and payable, net	551.6
Effect of restatement of net income from pervious years	17.9
Decrease of minority interest	(24.5)
Net resources generated by operations	360.9
FINANCING ACTIVITIES	
Subordinated debentures issued	(15.3)
Amortization of subordinated debentures	(1,056.2)
Paid-in capital	1,935.6
Net resources generated by financing activities	**864.1**
INVESTMENT ACTIVITIES	
Sale of fixed assets and long-term investments	(36.0)
Increase in deferred assets	(2,781.8)
Net resources generated by investment activities	**(2,817.9)**
Net increase in funds available	**(1,592.9)**
Funds available at beginning of the year	50,479.7
Funds available as of period-end	**48,886.8**

GRUPO FINANCIERO BITAL

SUBSIDIARIAS DE GRUPO FINANCIERO BITAL

		2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2002 Mar. 31
BANCO INTERNACIONAL	Total Assets	111,874.1	117,359.8	120,509.8	136,361.2	**127,314.2**
	Total Equity	7,772.2	7,583.6	7,656.7	7,720.3	**6,939.6**
	YTD Net Income	123.2	221.0	323.8	383.9	**77.2**
ALMACENADORA BITAL	Total Assets	137.9	141.6	145.0	139.1	**137.9**
	Total Equity	109.0	109.4	110.5	109.6	**110.8**
	YTD Net Income	0.9	1.4	2.5	1.6	**1.5**
CASA DE BOLSA BITAL	Total Assets	1,014.9	631.7	763.5	610.5	**1,367.3**
	Total Equity	149.2	154.1	151.6	145.4	**118.4**
	YTD Net Income	2.2	8.8	7.6	1.4	**(2.8)**
FIANZAS MEXICO BITAL	Total Assets	623.2	653.2	657.9	670.1	**671.4**
	Total Equity	239.5	248.6	250.5	255.6	**237.8**
	YTD Net Income	12.1	21.1	22.9	28.6	**7.5**
SEGUROS BITAL	Total Assets	986.3	973.1	1,089.7	1,074.5	**1,296.8**
	Total Equity	409.0	482.6	467.3	502.8	**539.0**
	YTD Net Income	11.0	16.7	76.9	45.6	**33.8**
OPERADORA DE FONDOS BITAL	Total Assets	-	-	-	-	**1.3**
	Total Equity	-	-	-	-	**1.2**
	YTD Net Income	-	-	-	-	**0.2**

MANDATORILY CONVERTIBLE SUBORDINATED DEBENTURES

ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL 95L September 18 & 19, 1995 MXP 100.00 September 19, 1995 2,576 days equivalent to 92 periods of 28 days	Series "L" convertible debentures for an amount of MXP 600,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 1.5
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL95A-D y GFBITAL95B-D September 27 y 28, 1995 US$ 1000.00 Dollars September 28, 1995 7 years and 79 days	Series "A" an "B" convertible debentures for an amount of US$ 200 million, with nominal face value of US$ 1,000 divided in two series: 102,000 titles of Series "A" and 98,000 titles of Series "B", both with a duration of seven years. Interest is payable quarterly and priced at Libor (3 months) plus 6.0 for the first and second years, Libor plus 4.0 for the third and fourth year and Libor plus 3.0 remainder of the duration, or priced at the average rates of the Mexican Government Debt Bonds issued in Europe plus 1.0. The conversion factor will be at book value at the date of conversion. The exchange rate is fixed at MXP 7.50, while the devaluatory effect generated by the debentures is paid quarterly and is determined by applying the exchange rate at the end of the month.
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM:	Grupo Financiero Bital GFBITAL 96L November 5 y 6, 1996 MXP 100.00 November 6, 1996 2,576 days equivalent to 92 periods of 28 days	Series "L" convertible debentures for an amount of MXP 400,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 1.5

BITAL / BANCO INTERNACIONAL
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

CONSOLIDATED BALANCE SHEET					1/3
Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	***2002*** ***Mar. 31***
ASSETS					
FUNDS AVAILABLE	**32,418.5**	**42,841.7**	**47,247.3**	**50,480.2**	**48,886.2**
FINANCIAL INSTRUMENTS	**10,738.2**	**6,319.8**	**5,871.1**	**15,732.8**	**10,356.0**
Trading securities	5,507.3	1,777.3	1,584.4	11,716.0	**5,695.1**
Available-for-sale securities	1,913.2	1,250.2	967.5	787.4	**1,522.4**
Securities held-to-maturity	3,317.8	3,292.3	3,319.3	3,229.4	**3,138.5**
SECURITIES AND DERIVATIVE OPERATIONS	**423.5**	**197.0**	**82.4**	**46.7**	**-**
Repurchase agreements	419.9	197.0	82.4	46.6	**-**
Operations that represent loans with collateral	-	-	-	-	**-**
Securities receivable in loan operations	-	-	-	-	**-**
Derivative transactions	3.6	-	-	0.1	**-**
CURRENT LOANS					
Commercial loans	21,082.2	21,293.5	20,664.6	22,072.1	**21,214.1**
Loans to financial intermediaries	706.2	694.8	669.5	705.4	**1,182.1**
Consumer loans	5,005.3	5,557.8	6,329.3	7,405.1	**8,145.7**
Housing loans	7,802.2	7,812.6	7,803.4	7,672.9	**7,597.2**
Loans to government entities	3,599.2	3,139.3	2,775.7	3,440.5	**3,334.6**
Loans to Fobaproa or IPAB	19,591.4	19,503.7	19,461.8	19,219.6	**18,591.6**
TOTAL CURRENT LOANS	57,786.5	58,001.7	57,704.4	60,515.6	**60,065.3**
NON-PERFORMING LOANS					
Commercial loans	2,714.6	2,587.1	2,693.2	2,539.7	**2,483.2**
Loans to financial intermediaries	8.5	10.7	10.6	10.2	**8.9**
Consumer loans	1,130.1	1,210.0	1,251.9	1,391.2	**1,459.1**
Housing loans	698.0	440.0	571.2	570.2	**541.5**
Loans to government entities	0.2	9.7	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	88.1	74.3	41.3	58.7	**81.9**
TOTAL NON-PERFORMING LOANS	4,639.4	4,331.8	4,568.4	4,570.2	**4,574.8**
TOTAL LOAN PORTFOLIO	62,425.9	62,333.5	62,272.8	65,085.8	**64,640.0**
Minus: Allowance for loan losses	(5,001.2)	(5,094.4)	(5,365.2)	(5,429.6)	**(7,157.1)**
NET LOAN PORTFOLIO	**57,424.7**	**57,239.1**	**56,907.6**	**59,656.2**	**57,482.9**
OTHER ACCOUNTS RECEIVABLE	**2,739.8**	**2,702.8**	**2,460.8**	**2,909.3**	**2,130.0**
FORECLOSED ASSETS	**641.2**	**778.5**	**791.0**	**701.4**	**675.8**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**3,833.2**	**3,784.7**	**3,658.2**	**3,580.8**	**3,478.2**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**147.3**	**144.3**	**148.2**	**135.7**	**135.3**
DEFERRED TAXES	**2,620.8**	**2,478.6**	**2,581.1**	**2,465.5**	**4,085.6**
OTHER ASSETS	**886.7**	**873.2**	**762.2**	**652.7**	**84.3**
Other assets, deferred charges and intangibles	138.5	174.9	113.7	54.1	**84.3**
Unamortized risk coverage on UDI housing loans	748.2	698.4	648.5	598.6	**-**
TOTAL ASSETS	**111,874.1**	**117,359.8**	**120,509.8**	**136,361.2**	**127,314.2**

BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET					2/3
Millions of Constant Pesos	*2001*				***2002***
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	***Mar. 31***
LIABILITIES					
DEPOSITS	**91,106.9**	**96,022.6**	**96,575.3**	**113,333.9**	**107,568.0**
Demand deposits	54,554.2	56,830.9	57,450.8	69,534.1	**64,383.5**
Time deposits	36,552.7	39,191.7	39,124.5	43,799.8	**43,184.5**
Bank bonds outstanding	-	-	-	-	**-**
BANK AND OTHER LOANS	**7,941.3**	**9,102.1**	**11,635.2**	**10,044.0**	**7,949.3**
On demand	-	94.9	3,341.4	2,526.6	**710.0**
Short term	1,587.4	1,551.6	1,141.5	879.0	**576.1**
Long term	6,353.9	7,455.6	7,152.4	6,638.4	**6,663.2**
SECURITIES AND DERIVATIVE TRANSACTIONS	**317.1**	**114.9**	**115.7**	**130.1**	**29.9**
Repurchase agreements	317.1	114.8	114.5	130.1	**29.7**
Securities deliverable in Repurchase agreements	-	-	-	-	**-**
Operations with derivative instruments	-	-	-	-	**-**
Derivative transactions	-	0.1	1.2	-	**0.2**
OTHER ACCOUNTS PAYABLE	**3,127.6**	**2,795.7**	**2,959.6**	**3,595.1**	**3,302.6**
Income tax and employee profit sharing payable	390.4	76.8	106.9	207.4	**234.1**
Sundry creditors and other Accts. payable	2,737.3	2,718.9	2,852.7	3,387.7	**3,068.5**
SUBORDINATED DEBENTURES OUTSTANDING	**1,596.1**	**1,568.8**	**1,554.9**	**1,527.0**	**1,511.7**
DEFERRED TAX	**-**	**-**	**-**	**(2.2)**	**-**
DEFERRED CREDITS	**12.8**	**172.1**	**12.5**	**13.0**	**13.2**
TOTAL LIABILITIES	**104,101.8**	**109,776.2**	**112,853.1**	**128,640.9**	**120,374.6**
STOCKHOLDERS' EQUITY					
PAID-IN CAPITAL	**5,493.9**	**5,459.1**	**5,438.0**	**5,400.2**	**6,279.5**
Capital stock	1,480.5	1,480.6	1,482.0	1,484.0	**1,686.6**
Additional paid-in capital	1,384.0	1,385.0	1,393.2	1,405.2	**3,138.1**
Mandatorily convertible subordinated Cdebentures	2,629.4	2,593.6	2,562.8	2,511.0	**1,454.8**
CAPITAL GAINS	**2,278.3**	**2,124.4**	**2,218.6**	**2,320.1**	**660.0**
Capital reserves	3,100.0	3,810.9	3,810.9	3,810.9	**2,095.1**
Retained earnings	706.4	(121.6)	(111.8)	(111.8)	**271.4**
Surplus from mark-to-market of available-for-sale securities	26.7	(12.7)	(35.3)	(4.2)	**(15.8)**
Result from translation of foreign operations	11.8	12.8	11.9	12.3	**12.5**
Cumulative effect of restatement	(1,748.0)	(2,726.3)	(2,757.7)	(2,837.8)	**(2,986.5)**
Gains on non-monetary asset valuation					
Valuation of fixed assets	74.9	751.8	813.7	888.8	**950.0**
Valuation of permanent investments	(16.7)	188.6	163.1	177.9	**256.2**
Adjustments to retirement fund obligations	-	-	-	-	**-**
Net income	123.2	221.0	323.8	383.9	**77.2**
Minority interest	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
TOTAL STOCKHOLDER'S EQUITY	**7,772.2**	**7,583.6**	**7,656.7**	**7,720.3**	**6,939.6**

BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET					3/3
Millions of Constant Pesos	*2001*				**2002**
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	***Mar. 31***
MEMORANDUM ACCOUNTS					
Guarantees granted	50.8	47.9	12.8	49.2	**12.1**
Other contingent obligations	7,980.4	8,038.5	8,240.8	7,970.0	**9,125.0**
Irrevocable lines of credit granted	666.4	792.0	739.8	671.4	**584.5**
Goods in Trust or mandate	164,445.9	156,444.7	68,187.3	36,150.4	**38,047.6**
Goods in custody or under administration	401,085.1	392,050.0	397,536.9	399,801.9	**393,869.7**
Third-party investment banking operations, net	108,363.5	100,527.2	13,259.6	8,378.3	**10,743.5**
Amounts committed in transactions with Fobaproa	12,295.6	11,936.4	11,922.8	11,543.7	**11,234.9**
Amounts contracted in derivative operations	7,504.5	239.6	1,695.2	2,204.9	**1,738.1**
Investments of the Retirement Savings System Funds	2,560.7	2,557.2	2,639.7	2,671.6	**2,748.2**
Integrated loan portfolio	64,069.7	62,427.5	63,349.2	65,809.3	**65,239.1**
Other control accounts	199,457.7	205,099.7	206,943.7	222,891.7	**218,367.9**
	968,480.6	**940,160.7**	**774,527.7**	**758,142.5**	**751,710.7**
Securities receivable under Repos	67,911.3	68,902.7	68,867.2	66,426.9	**68,892.8**
Less- Repurchase agreements	67,491.4	68,705.7	68,784.7	66,557.1	**68,919.0**
	419.9	**197.0**	**82.4**	**(130.1)**	**(26.2)**
Reverse repurchase agreements	12,845.7	8,929.8	12,752.9	22,069.5	**19,584.4**
Less- Securities deliverables under Repos	13,156.0	9,044.6	12,867.4	22,022.8	**19,588.0**
	(310.3)	**(114.8)**	**(114.5)**	**46.6**	**(3.5)**

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED INCOME STATEMENT

Millions of Constant Pesos	*For the quarter*				
	1Q01	*2Q01*	*3Q01*	*4Q01*	***1Q02***
Interest income	7,494.9	6,064.8	4,800.6	4,388.0	**4,074.0**
Interest expense	4,936.4	3,987.6	2,828.6	2,536.9	**2,204.9**
Monetary position (margin), net	28.2	30.6	17.3	24.0	**13.5**
NET INTEREST INCOME	**2,586.7**	**2,107.8**	**1,989.3**	**1,875.0**	**1,882.7**
Provisions	**941.7**	**947.4**	**746.7**	**610.1**	**627.7**
Loan loss provisions	683.5	708.4	561.8	335.6	**404.0**
Additional provisions for Banxico-UDI Trusts	-	-	-	-	-
Fobaproa note provisions	258.3	238.9	184.9	274.5	**223.7**
RISK-ADJUSTED NET INTEREST INCOME	**1,645.0**	**1,160.4**	**1,242.6**	**1,264.9**	**1,254.9**
Fee income	**861.1**	**981.2**	**997.2**	**980.8**	**980.4**
Account management	250.2	280.8	284.7	271.8	**306.4**
Service fees	610.9	700.4	712.5	709.1	**674.0**
Minus: Fees paid	**123.5**	**127.3**	**124.7**	**136.7**	**118.7**
Brokerage activities income	**403.9**	**729.8**	**218.5**	**309.7**	**411.0**
Foreign exchange operations	143.3	116.5	143.7	115.1	**112.9**
Securities trading	67.3	137.3	181.7	59.2	**78.1**
Unrealized gains on securities	169.3	502.9	18.4	181.2	**122.0**
Repurchase agreements	24.0	(26.9)	(125.3)	(45.8)	**97.9**
TOTAL OPERATING INCOME	**2,786.5**	**2,744.1**	**2,333.6**	**2,418.7**	**2,527.7**
Administrative and promotional expenses	**2,354.2**	**2,303.7**	**2,284.9**	**2,292.1**	**2,402.3**
Salaries	892.1	907.4	908.1	960.7	**1,009.7**
Administrative	1,268.9	1,203.3	1,189.8	1,144.0	**1,203.3**
Depreciation and amortization	193.2	193.1	187.0	187.3	**189.3**
NET OPERATING INCOME	**432.3**	**440.3**	**48.7**	**126.7**	**125.3**
Monetary Position, net (other)	14.4	66.6	70.9	161.0	**14.4**
Other income (expenses), net	197.3	309.1	93.5	59.5	**120.7**
NET INCOME BEFORE TAXES	**249.4**	**197.8**	**26.0**	**228.2**	**19.0**
Income tax and employee profit sharing	31.5	31.1	30.9	108.5	**32.4**
Deferred income tax	(95.8)	(73.4)	103.4	(58.2)	**90.0**
NET INCOME BEFORE SUBSIDIARIES	**122.1**	**93.3**	**98.5**	**61.5**	**76.7**
Undistributed income from subsidiaries	1.1	4.4	4.3	(1.4)	**0.5**
NET INCOME FROM CONTINUOUS OPERATIONS	**123.2**	**97.7**	**102.8**	**60.1**	**77.2**
Extraordinary items	-	-	-	-	-
Minority interest	0.0	0.0	(0.0)	0.0	**0.0**
NET INCOME (LOSS)	**123.2**	**97.7**	**102.8**	**60.1**	**77.2**

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period between December 31, 2001 and March 31, 2002

Millions of Constant Pesos	PAID-IN CAPITAL			EARNED CAPITAL				Valuation of non-monetary assets						
	Capital stock	Addi-tional paid-in capital	Mand. Conv. Subord. Deb-en-tures	Capital Reserves	Retained Earnings	Surplus (deficit) from valu-ation of available-for-sale securities	Net gains transla-tion of foreign transac-tions	Valuation of fixed assets	Valuation of permanent investments	Cumulative effect of restate-ment	Adjustments to retirement fund obligations	Net income (loss)	Minority Interest	Total Stock-holders' Equity
Balance as of December 31, 2001	**1,484.0**	**1,405.2**	**2,511.0**	**3,810.9**	**(111.8)**	**(4.2)**	**12.3**	**888.8**	**177.9**	**(2,837.8)**	**-**	**383.9**	**0.0**	7,720.3
MOVEMENTS DERIVED FROM STOCKHOLDERS' DECISIONS														
Transfer of net income from previous years	-	-	-	-	383.9	-	-	-	-	-	-	(383.9)	-	-
New shares	202.6	1,732.9	(993.4)	-	-	-	-	-	-	-	-	-	-	942.0
Provisions	-	-	-	(1,425.5)	(272.1)	-	-	-	-	-	-	-	-	(1,697.6)
Total	**202.6**	**1,732.9**	**(993.4)**	**(1,425.5)**	**111.8**	**-**	**-**	**-**	**-**	**-**	**-**	**(383.9)**	**-**	(755.6)
MOVEMENTS DERIVED FROM THE OPERATION														
Net income	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**77.2**	**-**	77.2
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES														
Accrued interest on debentures	-	-	(62.8)	-	-	-	-	-	-	-	-	-	-	(62.8)
Surplus (deficit) on valuation of trading securities	-	-	-	-	-	(11.6)	-	-	-	-	-	-	-	(11.6)
Valuation of non-monetary assets	-	-	-	-	-	-	-	61.2	78.2	(139.4)	-	-	-	-
Net gains translation of foreign transactions	-	-	-	-	-	-	0.1	-	-	-	-	-	-	0.1
Recognition of inflation in financial information:														
- Restatement of non-monetary assets	-	-	-	-	-	-	-	-	-	(9.3)	-	-	-	(9.3)
- Restatement of equity related items	0.0	0.0	-	(290.3)	-	-	-	-	-	-	-	-	-	(290.3)
- Restatement of other items	-	-	-	-	271.4	-	-	-	-	-	-	-	-	271.4
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(0.0)	(0.0)
Total	**0.0**	**0.0**	**(62.8)**	**(290.3)**	**271.4**	**(11.6)**	**0.1**	**61.2**	**78.2**	**(148.7)**	**-**	**-**	**(0.0)**	**(102.4)**
Balance as of March 31, 2002	**1,686.6**	**3,138.1**	**1,454.8**	**2,095.1**	**271.4**	**(15.8)**	**12.5**	**950.0**	**256.2**	**(2,986.5)**	**-**	**77.2**	**0.0**	6,939.6

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
For the period between December 31, 2001 and March 31, 2002

Millions of Constant Pesos

OPERATIONS	
Net income (loss)	77.2
Items in net income that did not generate or require cash:	
Depreciation and amortization	189.3
Loan loss provisions	627.7
Provisions for debentures	18.2
Surplus (deficit) from mark-to-market	(97.9)
Deferred income tax and employee profit sharing	(90.0)
Equity in undistributed income from subsidiaries	(0.5)
Decrease of minority interest	(0.0)
	724.0
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	(5,765.9)
Decrease in interbank funding	(2,030.4)
Amortization of interbank funding	(64.3)
Decrease in loan portfolio	453.3
Increase in financial instrument treasury transactions	5,409.6
Decrease in other accounts receivable and payable, net	(1,009.4)
Net resources generated by operations	(2,283.1)
FINANCING ACTIVITIES	
Subordinated debentures issued	(15.3)
Reduction or issuance of capital	1,935.5
Amortization of subordinated debentures	(1,026.7)
Foreign agencies changes in fiscal results	0.1
Dividends paid in cash	(29.5)
Changes in fiscal results of agencies abroad	-
Net resources generated by financing activities	**864.1**
INVESTMENT ACTIVITIES	
Acquisition (sale) of fixed assets and long-term investments	(95.2)
Increase in deferred assets	(79.9)
Increase in loans to employees	-
Net resources generated by investment activities	**(175.0)**
Net increase in funds available	(1,594.0)
Funds available at beginning of the period	**50,480.2**
Funds available at the end of the period	**48,886.2**

BITAL / BANCO INTERNACIONAL, S.A.

RISK WEIGHTED ASSETS

Millions of Constant Pesos	*Mar. 31, 2001*		*Dec. 31, 2001*		***Mar. 31, 2002***	
	Risk Weighted Assets	*Required Capital*	*Risk Weighted Assets*	*Required Capital*	***Risk Weighted Assets***	***Required Capital***
Credit risk-weighted assets	**58,608**	**4,689**	**61,036**	**4,883**	**57,772**	**4,831**
Group I (0% weight)	0	0	0	0	0	0
Group II (20% weight)	8,003	640	9,088	727	8,622	719
Group III (100% weight)	50,605	4,049	51,948	4,156	49,150	4,112
Unauthorized Operations	**268**	**21**	**282**	**23**	**364**	**29**
Market risk-weighted assets	**8,992**	**720**	**6,228**	**498**	**8,110**	**649**
Domestic currency operations in nominal rates	3,946	315	2,097	168	3,683	295
Domestic currency operations in real rates or UDI denominated operations	1,566	126	1,668	133	1,643	131
Foreign currency operations in nominal rates	1,313	105	897	72	1,540	123
UDI positions or indexed to inflation rates	27	2	25	2	17	1
Foreign currency positions or indexed to exchange rates	178	15	1,188	95	222	18
Capital stock positions or indexed to stock prices or indexes	1,961	157	354	28	1,005	80
Total credit and market risk-weighted assets	**67,868**	**5,430**	**67,546**	**5,404**	**66,246**	**5,509**

NET CAPITAL

Millions of Constant Pesos	*Mar. 31 2001*	*Dec. 31 2001*	***Mar. 31 2002***	***Variación Mar.-Dec.***	***Mar.-Mar.***
Basic Capital	**6,444**	**6,876**	**4,156**	-39.6%	-35.5%
Stockholder's equity	5,143	5,230	5,506	5.3%	7.1%
Subordinated debentures	2,618	2,500	1,451	-42.0%	-44.6%
Minus					
Investments on subordinated debentures	-	40	39	-3.5%	n.a.
Investments in financial entities	114	117	129	10.0%	13.0%
Investments in non-financial entities	688	291	288	-1.1%	-58.1%
Loans issued for the acquisition of the Group's of Bank's shares	121	109	108	-1.1%	-11.1%
Deferred taxes	-	-	-	-	-
Installation expenses and other intangibles	393	296	291	-1.7%	-25.9%
Other assets	-	-	1,946	n.a.	n.a.
Supplementary Capital	**2,218**	**1,991**	**1,962**	-1.5%	-11.6%
Debentures and other capitalization instruments	1,582	1,318	1,303	-1.1%	-17.6%
Allowance for loan losses	643	677	663	-2.1%	3.1%
minus					
Subordinated debt	6	4	4	-1.1%	-36.3%
Net Capital	**8,663**	**8,868**	**6,118**	-31.0%	-29.4%

RISK-RATED LOANS

Millions of Constant Pesos

Risk	%	Amount		% Provisioned	Amount
A	45.0%	29,384.7		0.6%	179.3
B	12.2%	7,987.1		6.0%	476.1
C	3.6%	2,367.1		37.4%	885.2
D	1.8%	1,166.6		69.9%	815.9
E	4.9%	3,198.8		92.7%	2,964.3
Subtotal	**67.6%**	**44,104.3**			**5,320.8**
Plus:			Plus:		
Excepted loans	32.4%	21,134.8	Past due interests on current loans		322.4
Total loans	**100.0%**	**65,239.1**	Required provisions		**5,643.2**
			Existing allowance		7,157.1
			Excess		**1,513.9**

NOTES:

1. The accounting information relative to the loan portfolio corresponds to the monthly evaluation as of March 31, 2002, and is included with the financial statements of such date.
2. According to the rules for the rating of the loan portfolio, the Institution has to rate at least 80% of the total portfolio on an individual basis.
3. The risk-rated loan portfolio includes contingent operations shown in memorandum accounts.
4. The result of total loans differs by MXP 2.5 Million with the figure shown in the balance sheet. This is due to the consolidation.

RISK-RATED LOANS BY TYPE OF RISK

Millions of Constant Pesos

	Commercial Loans and Financial Entities		***Consumer Loans and Credit Cards***		***Mortgages***		***Consolidated Total***	
	Loans	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*
	47,604	**3,259**	**9,604**	**1,843**	**8,031**	**541**	**65,239**	**7,157**
"A"	20,402	128	5,984	30	2,996	21	29,382	179
"B"	2,176	183	1,703	170	4,100	123	7,979	476
"C"	1,393	576	321	144	620	165	2,334	885
"D"	461	359	339	250	290	207	1,090	816
"E"	1,844	1,820	1,152	1,144	-	-	2,996	2,964
Excepted (Federal Government)	21,135	-	-	-	-	-	21,135	-
Past due interest	193	193	105	105	25	25	323	323
Additional provisions								1514

The Mexican Banking Association defined as problem loans those rated as "D" and "E", regardless weather they are in a current or non-performing status.

LOAN PORTFOLIO BY CURRENCY

Millions of Constant Pesos

	CURRENT LOANS					*NON-PERFORMING*			
	Commercial	*Financial Entities*	*Consumer*	*Mortgage*	*Government*	*Commercial*	*Financial Entities*	*Consumer*	*Mortgage*
Pesos	15,646	949	8,139	3,789	2,074	1,277	6	1,456	332
Dollars	5,247	233	7	3	0	962	3	3	0
UDIS.B	324	0	0	3,805	1,261	244	0	0	210
TOTAL	**21,217**	**1,182**	**8,146**	**7,597**	**3,335**	**2,483**	**9**	**1,459**	**542**

SUPPORT PROGRAMS

Millions of Constant Pesos	*Mar. 31, 2001*		*Jun. 30, 2001*		*Sep. 30, 2001*		*Dec. 31, 2001*		***Mar. 31, 2002***	
	Amount	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*
Mortgage	4,544	47	4,337	59	4,242	45	4,095	40	**4,057**	**39**
Commercial	849	5	781	4	724	4	640	2	**575**	**2**
Government	1,306	17	1,293	15	1,281	16	1,269	11	**1,274**	**15**
Consumer	4	0	4	0	4	0	0	0	**0**	**0**
Total	**6,704**	**69**	**6,415**	**79**	**6,251**	**66**	**6,004**	**54**	**5,906**	**57**

Cost represents interests paid to Banxico for funding of support programs.

INVERSIONES EN VALORES

Millions of Constant Pesos	*2001* *Mar. 31.*	*Jun. 30*	*Sep. 30*	*Dec. 31*	*2002* *Mar. 31*
Tradable securities	**5,507**	**1,777**	**1,584**	**11,716**	**5,695**
Government securities	-	-	1	1	1
Industrial and commercial CDs	20	22	21	11	11
Bank bonds	3,678	58	-	10,527	4,350
Capital stock	871	855	747	454	679
Sovereign debt	937	842	815	723	654
Other	-	1	-	-	-
Available for sale securities	**1,914**	**1,250**	**967**	**787**	**1,522**
Industrial and commercial CDs	98	-	-	-	-
Debentures and other securities	1,424	1,245	963	783	1,517
Capital stock	391	5	5	5	5
Securities held to maturity	**3,318**	**3,292**	**3,319**	**3,229**	**3,138**
Sovereign debt	967	918	886	843	774
Commercial and industrial subordinated debt	2	2	2	2	2
Industrial and commercial CDs	17	-	-	-	-
Special Cetes (net)	1,796	1,871	1,906	1,890	1,877
Other debt instruments	536	501	525	495	485
TOTAL INVESTMENT IN SECURITIES	**10,739**	**6,319**	**5,870**	**15,732**	**10,355**

With respect to the first quarter of 2002, there is a decrease of MXP 5,377 Million due mainly to the maturity of a bank note of MXP 6,074 Million and an increase of MXP 791 Million related to investments on bonds issued by Pemex and the Brazilian government.

OPERATIONS WITH DERIVATIVES

Millions of Constant Pesos	*Futures* *Assets*	*Liabilities*	*Forward Contracts* *Assets*	*Liabilities*	*Options* *Assets*	*Liabilities*	*Swaps* *Assets*	*Liabilities*
Tradable								
Pesos	-	-	-	-	-	-	-	-
Dollars	-	-	-	-	4	4	-	-
Rates	1,450	1,450	-	-	-	-	-	-
Hedging								
Pesos	-	-	-	-	211	468	-	-
Dollars	-	-	-	-	50	22	-	-
Rates	-	-	-	-	-	-	-	-

REPO OPERATIONS

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	***2002*** ***Mar. 31***
Government securities receivable	45,766	41,817	46,662	52,464	**49,705**
Bank bonds receivable	21,342	25,944	22,004	13,967	**19,019**
Internal bonds receivable	382	945	37	2	**-**
Surplus from mark-to-market	97	73	(82)	(42)	**93**
Interest receivable	323	123	164	81	**76**
TOTAL RECEIVABLE ON REPO OPERATIONS	**67,910**	**68,902**	**68,785**	**66,472**	**68,893**
Government securities payable	10,735	5,985	12,709	22,032	**19,042**
Bank bonds payable	2,110	2,945	-	-	**499**
Surplus from mark-to-market	(3)	-	(43)	(52)	**2**
Interest payable	313	115	158	174	**41**
TOTAL PAYABLE ON REPO OPERATIONS	**13,156**	**9,044**	**12,824**	**22,154**	**19,584**

DEFERRED TAXES

Millions of Constant Pesos	2002 Mar. 31
Loan loss provisions	2,920
Mark-to-market	224
Fiscal losses	1,467
Other concepts	4,611
Effect of new D-4 Bulletin	(491)
Total deferred taxes	**4,120**

BROKERAGE ACTIVITIES

Millions of Constant Pesos	1Q01	2Q01	3Q01	4Q01	1Q02
Securities trading	200	573	66	224	**125**
Capital Stock trading	36	69	139	32	**68**
Mark-to-market of securities and capital stock	23	(27)	(124)	(46)	**99**
Mark-to-market of derivatives	1	(1)	(1)	0	**(1)**
Foreign currency trading	155	114	140	110	**112**
	415	728	220	320	**403**

ECONOMIC VARIABLES

	1Q01	2Q01	3Q01	4Q01	1Q02
Consumer Price Index (1994=100)	340.381	343.694	348.042	351.418	356.247
Inflation for the quarter	1.12%	0.97%	1.27%	0.97%	1.37%
Accumulated inflation	4.66%	3.65%	2.36%	1.37%	0.00%
Exchange rate used (MXP/USD)	9.4933	9.0708	9.5098	9.1695	9.0160
Value of the UDI (MXP/UDI)	2.948175	2.988269	3.012574	3.055273	3.087807
Restatement Factor	1.047362	1.033310	1.024973	1.010648	1.000000